Free Writing Prospectus (Supplements the Preliminary Prospectus Supplement dated November 7, 2019)	Filed pursuant to Rule 433 under the Securities Act Registration Statement No. 333-221965

CIT Group Inc.

$200,000,000 Aggregate Liquidation Preference

5.625% Non-Cumulative Perpetual Preferred Stock, Series B

Pricing Term Sheet

November 7, 2019

Issuer:	CIT Group Inc.

Security:	5.625% Non-Cumulative Perpetual Preferred Stock, Series B (the “Preferred Stock”)

Size:	8,000,000 shares

Expected Security Ratings*:	Ba3 (Moody’s) / B+ (S&P) / B (Fitch)

Public Offering Price:	$25 per share

Liquidation Preference:	$25 per share

Maturity:	Perpetual

Dividend Rate (Non-Cumulative):	5.625% per annum

Dividend Payment Dates:	Quarterly in arrears on March 15, June 15, September 15 and December 15 of each year, beginning on March 15, 2020

Day Count:	30/360

Optional Redemption:	The Issuer may redeem the Preferred Stock at its option, at a redemption price equal to $25 per share, plus any declared and unpaid dividends, without regard to any undeclared dividends, (i) in whole or in part, from time to time, on any dividend payment date on or after December 15, 2024, or (ii) in whole, but not in part, within 90 days following the occurrence of a “regulatory capital treatment event”.

Underwriting Discount:	Retail: $0.7875 per share Institutional: $0.2500 per share

Net Proceeds (before expenses) to the Issuer:	$195,807,675.10

Joint Book-Running Managers:	Morgan Stanley & Co. LLC J.P. Morgan Securities LLC Wells Fargo Securities, LLC

Senior Co-Managers:	CIT Capital Securities LLC Jefferies LLC Keefe, Bruyette & Woods, Inc.

Co-Managers:	Barclays Capital Inc. Citigroup Global Markets Inc. Citizens Capital Markets, Inc. Credit Agricole Securities (USA) Inc. Credit Suisse Securities (USA) LLC Deutsche Bank Securities Inc.

Trade Date:	November 7, 2019

Settlement Date:	November 13, 2019 (T+3). Under Rule 15c6-1 of the Securities and Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Preferred Stock on the date of pricing will be required, by virtue of the fact that the Preferred Stock initially will settle in T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

CUSIP / ISIN Number:	125581 884 / US1255818841

Listing:	Application will be made to list the Preferred Stock on the New York Stock Exchange under the symbol “CITPRB”.

The “Underwriting” section of the Preliminary Prospectus Supplement is hereby amended to add the following above “Notice to Prospective Investors” on page S-38:

“Conflicts of Interest

CIT Capital Securities LLC is an affiliate of CIT Group Inc., and, as such, has a “conflict of interest” in this offering of Preferred Stock within the meaning of FINRA Rule 5121. Consequently, this offering is being conducted in compliance with the provisions of Rule 5121. CIT Capital Securities LLC is not permitted to sell securities in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder.”

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time

The Issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Issuer or any underwriter will arrange to send you the prospectus if you request it by calling any of the Joint Book-Running Managers at its number below:

Morgan Stanley & Co. LLC	866-718-1649 (toll free)
J.P. Morgan Securities LLC	212-834-4533 (collect)
Wells Fargo Securities, LLC	800-645-3751 (toll free)

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.

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